1151 Maplewood Drive, Itasca, IL 60143, USA

VIA EDGAR

September 28, 2018

Ms. Cecilia D. Blye, Chief
Office of Global Security Risk
Securities and Exchange Commission
100 F Street NE
Washington DC, 20549-7010

Re:    Knowles Corporation
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 20, 2018
File No. 1-36102

Dear Ms. Blye:

On behalf of Knowles Corporation (the “Company”), we respectfully submit this letter in response to the comments set forth in letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 19, 2018 regarding the Company’s above referenced Form 10-K.

For the convenience of the Staff, I have copied and highlighted the Staff’s comment below in bold and included the Company’s response immediately following it in regular font.

Staff Comment:

On pages 5 and 9, you identify Samsung as a large customer. Samsung reportedly sells its products in Syria and Sudan, countries which are designated by the State Department as state sponsors of terrorism and are subject to U.S. sanctions and/or export controls. You do not provide disclosure about those countries in your Form 10-K. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, including with their governments, whether through subsidiaries, distributors, customers, or other direct or indirect arrangements.

Company Response:

Based on our review of our internal business records and internal inquiries posed to our senior executive team and sales staff, we respectfully advise the Staff that we have no known past, current, or anticipated contacts with Syria or Sudan, including with the governments of these countries, whether through subsidiaries, distributors, customers, or entities that these governments control. Moreover, we have not identified any records or information that either indicate or suggest that that we have, at any time, directly or indirectly, provided any products, technology or services to these countries, whether through subsidiaries, distributors, partners, customers or other direct or indirect arrangements.

We are committed to complying with U.S. trade and economic sanctions and U.S. export control regulations and, to that end, we have established a trade compliance program which, among other things, is designed to prevent the unauthorized sale, export or re-export of our products to Sudan, Syria and any other country designated by the State Department as a state sponsor of terrorism.

If the Staff has any questions on the foregoing, please contact me at (630) 919-4671.

Sincerely,

By:	/s/ JOHN S. ANDERSON
Name:	John S. Anderson
Title:	Senior Vice President and Chief Financial Officer

cc:	Larry Spirgel
Assistant Director

Thomas Jackson
Sr. Vice President & General Counsel